Mail Stop 3561

December 24, 2008

Zhuangyi Wang
Chief Executive Officer
QKL Stores Inc.
Jing Qi Street
Dongfeng Xincun
Sa'er Tu District
163311 Daqing, P.R. China

> **Re:** **QKL Stores Inc. (f/k/a Forme Capital, Inc.)**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 10, 2008**
> **File No. 333-150800**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007, as Amended**
> **Forms 10-Q and 10-QSB for Fiscal Quarters Ended October 31, 2007,**
> **January 31, 2008, March 31, 2008 and June 30, 2008**
> **File No. 033-10893**

Dear Mr. Wang:

We have reviewed your letter dated December 10, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your response to comment 1 in our letter dated October 31, 2008. Please revise the risk factor disclosure you included to disclose the amount of any contingent liability related to the potential violation of Section 5 of the Securities Act and determine whether the contingent liability for any damages under Section 12(a)(1) of the Securities Act must be reflected in the financial statements.

2. We note your disclosure in your Form 8-K dated October 6, 2008 and filed on October 24, 2008 that your management made presentations to investors in New York City in October 2008. In a telephone conference on November 10, 2008, counsel informed us that these presentations were made in connection with a concurrent private offering that you were conducting in reliance on Section 4(2)

of the Securities Act. Please tell us, with a view towards disclosure, whether any securities were sold in this private offering. Please also tell us whether you are still conducting the private offering. If you did sell securities in your October 2008 private offering, please provide us with your analysis as to whether the filing of this registration statement and the presentation materials should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for your unregistered offering. Also advise us of the manner in which any investors were solicited.

Prospectus Summary, page 1
We may have violated Section 5 of the Securities Act of 1933

3. Please revise the disclosure here and throughout the registration statement to remove the statement that the staff advised you that in its opinion you violated Section 5 of the Securities Act.

The Two Transactions: The Reverse Merger Transaction and the Private Placement Transaction, page 24

The Private Placement Transaction, page 28

Securities Purchase Agreement, page 29

4. We note your response to comment 3 in our letter dated October 31, 2008. We also note that you are registering for sale a significant number of shares by certain of your affiliates who purchased securities in February and March 2008. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Business, page 34

Recent Developments, page 34

5. In the seventh paragraph, you indicate that you opened a new supermarket in the high income population area of Ranghulu Daqing. Please revise to describe the demographics of this population relative to other areas in which you conduct operations.

Business Strategy, page 38
Our Future Goals and Expansion Plans, page 47

6. We note your disclosure in the filing where you provide projections, for example, of achieving 20% annual growth in net revenues for the next five years. The presentation or disclosure of projected information should be confined to supplemental information separately identified as such and limited to those that provide a reasonable basis and are presented in an appropriate format. In that regard, please revise your disclosure to remove such projected percentages relating to higher margin merchandise sales and annual growth rates in net revenues, or identify your projections in a prominent manner as supplemental information and disclose your basis and the major assumptions used to arrive at the projected data being presented. Refer to the guidance provided in Item 10(b) of Regulation S-K. We may have further comment upon review of your response and revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

Our Expansion Plan, page 53

7. Disclose the number of stores you plan to open in fiscal 2009. Please also clarify in your disclosure the number of supermarkets open and operating, along with perhaps the number of department stores operating where you earn rental and concession income as of the date of your next amendment, and as of the date of each period presented in your Management's Discussion and Analysis. In this regard, please also present in tabular form for each period presented the number of retail food stores open at the beginning and ending of the period, including the store activity disclosing new store openings so that investors can better understand the extent of your retail store facilities and operations.

Results of Operations

Three Months Ended September 30, 2008 Compared with Three Months Ended September 30, 2007

Retail Sales Revenue, page 55

8. You disclose that retail sales revenue increased $9.7 million, or 46% during the third quarter of 2008, but you only provide explanation for $0.4 million of the increase generated by comparable stores open during both periods. For example, it is not clear how much of the increase was contributed by new store openings during 2008. Please disclose and quantify in dollars the amount contributed by each significant business reason that caused the variance between all periods presented. Refer to Item 303(a)(3)(i) of Regulation S-K.

Certain Relationships and Related Transactions, page 82

Transactions with Vision, page 82

9. We note your disclosure on page 82 concerning the present-day value of the March 2008 private placement. In particular, we note that for the purpose of calculating the value of the common stock that the private placement investors may receive upon conversion or exercise of preferred stock and warrants, and upon your failure to meet certain performance thresholds, you used the Over-the-Counter Bulletin Board closing market price on December 2, 2008 of $6.50 per share. In your next amendment, please update this calculation, as your stock price dropped after your restatement on December 10, 2008.

Audited Financial Statements – QKL Stores, Inc.

Consolidated Financial Statements – December 31, 2007 & 2006

Notes to Consolidated Financial Statements
Note 15. Commitments and Contingencies, page F-57

10. Please disclose your obligation for estimated liquidated damages of up to
$155,000 per month relating to the existing default in the registration rights
agreement since the registration statement did not become effective as of
September 24, 2008.

Form 10-Q, for the fiscal quarter ended September 30, 2008, filed November 14, 2008
Form 10-Q/A, for the fiscal quarter ended June 30, 2008, filed December 10, 2008

Item 4. Controls and Procedures, page 54
Disclosure Controls and Procedures

11. We note you continue to conclude your disclosure controls and procedures are
effective at a time when management identified certain material weaknesses in
internal controls. In light of the existence of material weaknesses, please disclose
and explain to us how you were able to conclude disclosure controls and
procedures were effective as disclosed on page 23 of Form 10-Q for the fiscal
quarter ended September 30, 2008 which was filed on November 14, 1008, and
also on page 54 of Form 10-Q/A for the fiscal quarter ended June 30, 2008 which
was filed on December 10, 2008.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna
DiSilvio, Review Accountant, at (202) 551-3302 if you have questions regarding
comments on the financial statements and related matters. Please contact Alexandra M.
Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202)
551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
       Guzov Ofsink LLC
       Facsimile No. (212) 688-7273